IMMEDIATE RELEASE

                                                   FEBRUARY 26, 1997

        Contact:  Ian Campbell (818) 775-3773
                  Charlie Coleman (818) 775-3766

             GREAT WESTERN FILES COUNTERCLAIM AGAINST AHMANSON

             CHATSWORTH, Calif.   Great Western Financial
        Corporation (NYSE: GWF) today announced that it had filed a counterclaim against Ahamanson in the lawsuit currently pending in Delaware state court. In its counterclaim, Great Western stated that the proposed by-law amendment for which Ahmanson is soliciting consents is illegal and unenforceable and is an improper intrusion into the statutory powers of the board of directors. Great Western denied all material allegations contained in Ahmanson's complaint. Great Western also raised certain affirmative defenses, including that Ahmanson is acting in its own self interests at the expense of Great Western and its shareholders and thus comes to court with unclean hands.

             With assets of $42.9 billion, Great Western Financial Corporation is a diversified financial services company operating more than 1,150 mortgage lending, retail banking, and consumer finance offices nationwide. Great Western's principal subsidiary, Great Western Bank, is a mortgage-oriented consumer bank with banking branch networks in California and Florida.

             Great Western and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to Ahmanson's consent solicitation. The participants in this solicitation may include the directors of Great Western (James F. Montgomery, John F. Maher, Dr. David Alexander, H. Frederick Christie, Stephen E. Frank, John V. Giovenco, Firmin A. Gryp, Enrique Hernandez, Jr., Charles D. Miller, Dr. Alberta E. Siegel and Willis B. Wood, Jr.); the following executive officers of Great Western: J. Lance Erikson (Executive Vice President, Secretary and General Counsel), Carl F. Geuther (Vice Chairman and Chief Financial Officer), Michael M. Pappas (Vice Chairman and President, Consumer Finance Division), A. William Schenck III (Vice Chairman), Ray W. Sims (Executive Vice President), and Jaynie M. Studenmund (Executive Vice President); and the following other members of management of Great Western: Stephen F. Adams (First Vice President, Associate General Counsel and Assistant Secretary), Bruce F. Antenberg (Senior Vice President-Finance, Treasurer and Assistant Secretary), Barry R. Barkley (Senior Vice President and Controller), Ian D. Campbell (Senior Vice President), Charles Coleman (Vice President, Great Western
        Bank), Allen D. Meadows (Senior Vice President, Great Western Bank), and John A. Trotter (First Vice President, Great Western Bank).

             As of the date of this communication, James F. Montgomery and John F. Maher beneficially owned 605,488 shares and 611,762 shares of Great Western common stock, respectively (including shares subject to stock options exercisable within 60 days). The remaining participants do not beneficially own, individually or in the aggregate, in excess of 1% of Great Western's equity securities.